UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2022

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ❑ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ❑ No: ☒

EXPLANATORY NOTE

Exhibits containing the Technical Report Summaries for the mining properties of AngloGold Ashanti Limited (the “Company”) in the Australia region (pursuant to Subpart 1300 of Regulation S-K) are filed herewith in order to be incorporated by reference into the Company’s annual report on Form 20-F for the financial year ended 31 December 2021 which the Company plans to file with the Securities and Exchange Commission on 30 March 2022.

Exhibit Number	Description	Remarks
Exhibit 96.15	Technical Report Summary, Sunrise Dam Gold Mine, A Life of Mine Summary Report (including Consent of Qualified Person)	Filed herewith
Exhibit 96.16	Technical Report Summary, Butcher Well Project, An Initial Assessment Report (including Consent of Qualified Person)	Filed herewith
Exhibit 96.17	Technical Report Summary, Tropicana Gold Mine, A Life of Mine Summary Report (including Consent of Qualified Person)	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 30, 2022

By: /s/ L MARWICK
Name: L Marwick
Title: Chief Legal Officer